Stratton Real Estate Fund, Inc.

EXHIBIT TO ITEM 77C

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


A Joint Special Meeting of Shareholders of the Stratton Real
Estate Fund, Inc. (the "Fund") was held on October 28, 2015.
The following proposal was submitted for a vote of the shareholders of the Fund:


1.	To approve a new investment advisory agreement between
Sterling Capital Management LLC and the Fund.

       With respect to Proposal 1, the following votes were recorded:

            No. of Shares
            Stratton Real Estate Fund, Inc.

            Affirmative
            1,463,371.953

            Against
            72,024.375

            Abstain
            60,046.774

            Total
            1,595,443.102